Exhibit (a)(12)
August 20, 2007
Dear Meridian Employee:
Today we announced that Meridian Gold’s Board of Directors, after a thorough evaluation, has recommended that Meridian Gold shareholders reject Yamana’s amended unsolicited offer for the Company. Attached is a copy of the press release announcing the Board’s recommendation.
We are extremely pleased with the way employees have stayed focused during this time. We ask that you not be distracted by recent events and continue business as usual in building on Meridian Gold’s highly successful track record of discovering, developing and operating gold mines.
We will keep you apprised of developments as we are permitted to do so. Thank you for your continued dedication.
Sincerely,
/s/ Ed Dowling
Ed Dowling
CEO
Meridian Gold Inc.